Exhibit 99.1

Board of Directors
ImClone Systems Incorporated
180 Varick Street
New York, NY 10014
Care of Mr. Carl C. Icahn, Chairman of the Board

                                                                      September 22, 2008
Dear Carl:

We understand that, after consulting with external financial advisors, the ImClone board of directors concluded that our $60.00 per share all cash offer for ImClone (the “Company”) is inadequate. While our financial advisors have attempted several times to have discussions with the Company’s financial advisors, there has not been any meaningful dialogue regarding our proposal.  Nearly two months have elapsed since we made our initial offer, and it has been nearly two weeks since your disclosure that an unnamed bidder had submitted a conditional preliminary proposal to acquire ImClone.

These delays, combined with ImClone's lack of transparency, have created a protracted period of uncertainty among your stockholders, employees and other constituents which could hurt the intrinsic value of ImClone’s assets.  Particularly in light of the current extraordinary market conditions, there needs to be an orderly and transparent process with a clearly delineated timeline in order to expedite a resolution of ImClone's future.  We also note your comments before the ImClone annual meeting on September 10th that you believe stockholders should have a direct voice in these types of sales transactions.

Consequently, we are increasing our initial offer and intend to initiate a tender offer for all the currently outstanding shares of ImClone common stock that Bristol-Myers does not already own for $62.00 per share in cash.  Our all-cash offer represents an approximately 48% premium to the average share price of the Company’s common stock during the three-month period ended on July 30th, the last trading day prior to our initial offer.  In addition, our all-cash offer represents an approximately 49% premium to the average share price of the Company’s common stock during the twelve-month period  ended on July 30th.  The offer is valued at approximately $4.7 billion to ImClone’s stockholders other than Bristol-Myers and allows the Company’s stockholders to realize immediate liquidity on their investment at a substantial premium, while avoiding the significant regulatory and financial investment required to maximize the value of the Company’s undeveloped early stage clinical and preclinical compounds which are not yet commercially viable.

Following completion of the tender offer, we intend to consummate a second-step merger in which all remaining ImClone stockholders will receive the same cash price paid in the tender offer, subject to their right to pursue any appraisal rights available under Delaware law.  Our tender offer will be subject to certain customary conditions, including ImClone’s preferred stock purchase rights not being applicable to the tender offer and the proposed second-step merger, and the agreement of ImClone’s board of directors to amend the existing stockholder agreement between Bristol-Myers Squibb and ImClone to eliminate its proportional voting requirement in connection with the election or removal of ImClone’s directors.  Our offer is not subject to due diligence or financing.

We intend to file with the Securities and Exchange Commission a preliminary consent solicitation statement relating to the solicitation of written consents from ImClone stockholders to remove all existing members of ImClone’s board of directors and replace them with five highly qualified nominees proposed by Bristol-Myers.  Bristol-Myers is taking this action to ensure that ImClone’s board of directors does not prevent the ImClone stockholders from having a direct voice in the process by refusing to satisfy the conditions to our offer.

Bringing our offer directly to the Company’s stockholders allows them to evaluate the merits of our proposal and permits them a say in the future of their company, an approach I know you support.  We continue to welcome an opportunity to engage directly with ImClone and its financial and legal advisors to discuss constructively the merits of our proposal in order to reach a definitive merger agreement.

Sincerely,

James M. Cornelius
Chairman and Chief Executive Officer

Copies to:

John H. Johnson
Chief Executive Officer
Andrew K.W. Powell
Senior Vice President and General Counsel